Filed by Banco Santander (Brasil) S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander (Brasil) S.A. (Commission File No.: 001-34476)

BANCO SANTANDER, S.A. CNPJ No. 05.707.616/0001-10 A foreign-based company CVM Registration No. 80160	BANCO SANTANDER (BRASIL) S.A. CNPJ No. 90.400.888/0001-42 A Brazilian publicly-held company CVM Registration No. 20532

NOTICE TO THE MARKET

Voluntary Public Exchange Offer Confirmed

Banco Santander, S.A. (“Santander Spain”) and Banco Santander (Brasil) S.A. (“Santander Brazil”) on the date hereof disclosed to the market in Brazil, as required by the Public Notice (Edital) of the Voluntary Public Offer of Exchange in Brazil for the exchange of shares and units of Santander Brasil for Brazilian Depositary Receipts, representing ordinary shares of Santander Spain, that all conditions set out in the Edital have been satisfied.

The Auction on the BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros was conducted at 1 p.m. (São Paulo time) on the date hereof.

São Paulo, October 30, 2014

Jesús Maria Zabalza Lotina Legal Representative in Brazil Banco Santander, S.A.	Angel Santodomingo Investor Relations Officer Banco Santander (Brasil) S.A.

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander Spain”)  has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (Registration No. 333-196887) that contains an offer to exchange/prospectus. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Santander Spain has filed or will file with the SEC or send to security holders of Banco Santander Brasil S.A. (“Santander Brasil”) in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Brazil or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil except pursuant to applicable law.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, including with respect to the implementation and effects of the proposed transaction. Forward looking statements may be identified by words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or words of similar meaning and include, but are not limited to, statements about Santander Brasil’s expected future business and financial performance resulting from and following the implementation of the proposed transaction. Forward-looking statements are statements that are not historical facts, including statements about Santander Brasil’s beliefs and expectations. These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. Santander Brasil cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Forward-looking statements speak only as of the date they are made, and Santander Brasil undertakes no obligation to update them to reflect actual results, or any change in events, conditions, assumptions or other factors.